UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-40212

Connect Biopharma Holdings Limited

(Translation of registrant’s name into English)

Science and Technology Park

East R&D Building, 3rd Floor

6 Beijing West Road, Taicang

Jiangsu Province, China 215400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On January 5, 2022, Connect Biopharma Holdings Limited (the “Company”) reported detailed positive data from the global Phase 2b clinical trial of CBP-201 administered subcutaneously (SC) to adult patients with moderate-to-severe atopic dermatitis (AD) (NCT04444752).

Previously, on November 18, 2021, the Company announced topline results from the Phase 2b trial indicating that all three CBP-201 arms (300mg Q2W, 150mg Q2W or 300mg Q4W) met the primary endpoint of eczema area and severity index (EASI) percent reduction from baseline at Week 16 and were statistically superior to placebo. The announcement noted that multiple key secondary endpoints were also met with CBP-201.

CBP-201 was also observed with favorable safety data and, versus placebo, demonstrated a similar incidence of Treatment-Emergent Adverse Events (TEAEs), Serious Adverse Events (SAEs) and TEAEs leading to study drug discontinuation. For adverse events (AEs) of special interest (AESI) among patients receiving CBP-201, there were low reported incidences of injection site reactions (1.8%) and conjunctivitis (3.5%).

Summary of Primary Data Analyses

Key Primary and Secondary Endpoint Results at Week 16
	300 mg Q2W n=57		150 mg Q2W N=57		300 mg Q4W N=56		Placebo N=56
Least square (LS) mean % EASI score change from Baseline	-63.0	***	-57.5	**	-65.4	***	-40.7
EASI-50% responders	54.4	*	52.6	*	62.5	**	33.9
EASI-75% responders	47.4	***	40.4	**	41.1	**	14.3
EASI-90% responders	24.6		14.0		25.0	*	10.7
Investigator’s Global Assessment (IGA) 0,1 % Responders	28.1	*	15.8		21.4		10.7
LS mean change (Peak Pruritus-Numerical Rating Scale) PP-NRS score from baseline	-3.56	**	-2.64		-3.29	*	-2.26

* P<0.05, **P<0.01, ***P<0.001 vs placebo

Since the CBP-201 Phase 2b trial occurred during the COVID-19 pandemic and the patient population recruited had a markedly lower AD disease severity and higher patient discontinuation rate relative to previous IL-4Rα antibody Phase 3 trials, additional analyses were performed to determine the effects of these factors on the magnitude of the treatment benefit observed with CBP-201 in the Phase 2b study.

Additional Data Analyses – Key Findings from A Priori and Post-Hoc Analyses

•

Compared to prior IL-4Rα antibody trials in AD, patients enrolled across all treatment groups in this study had significantly lower disease severity at baseline. The lower severity of disease in the overall study population could have contributed to the lower percentage EASI score changes from baseline across all treatment groups observed in our Phase 2b study versus prior IL-4Rα antibody Phase 3 trials in AD.

Baseline Disease Characteristics Comparison
Baseline Disease Characteristics	CBP-201-WW001 (n=226)	CBP-201-WW001 China Subgroup (n=32)	Prior IL-4Rα antibody AD Ph3 trials
Median Baseline EASI	20.1 to 22.1	25.9 to 32.9	29.4 to 31.1
IGA score = 4 (%)	25 to 40	33 to 50	47.2 to 48.9
Median BSA %	32.5 to 37.0	40.0 to 56.0	51.0 to 54.5

•

In the China sub-population (n=32), a pre-defined analysis performed to support ongoing discussions with regulatory authorities in China, versus the overall trial population, patients had a higher median baseline EASI score, greater proportion of IGA score=4 and a higher BSA involvement than the overall trial population. Greater treatment benefit of CBP-201 were noted among patients enrolled in the China sub-population as indicated in the table below.

Key Endpoint Results at Week 16 – China Subgroup
China Sub-population (n=32)	300 mg Q2W (n=6†)		150 mg Q2W (n=11)		300 mg Q4W (n=9)		Placebo (n=6)
LS mean % EASI score change from Baseline	-82.9		-60.3		-76.1	*	-34.9
EASI-50 % responders	50.0		72.7		66.7		33.3
EASI-75% responders	50.0	*	54.5	*	55.6	*	0
EASI-90% responders	16.7		18.2		33.3		0
IGA 0,1 % Responders	33.3		18.2		22.2		0
LS mean change PP-NRS score from baseline	-2.75		-2.12		-3.61		-0.78

*P<0.05 vs placebo; †: n=4 for %EASI change from baseline.

•

An analysis of median percent EASI reduction from baseline which reduces the impact of the low median EASI baseline and the non-normal distribution of patients’ AD disease severity observed in this trial, showed greater reductions (79.3%, 64.7%, 72.4% for 300 mg Q2W, 150 mg Q2W, 300 mg Q4W, respectively vs. 41.0% in Placebo) compared to the LS means percent EASI reduction from baseline reported above (n=226).

•

In an exploratory post-hoc analysis of patients with higher disease severity at baseline based on EASI score (n=69), relative to the overall trial population, results showed both greater reduction of EASI score from baseline and a lower placebo response. Similarly, a post-hoc analysis of patients (n=69) with higher baseline thymus and activation-regulated chemokine (TARC or CCL17), a biomarker associated with disease activity in patients with AD, vs. the overall patient population in this trial, showed that they achieved greater EASI reduction and had a lower placebo response, compared to the overall population.

Post Hoc Analysis (Highest Tertile EASI Subgroup)
	300 mg Q2W (n=20)		150 mg Q2W (n=18)	300 mg Q4W (n=13)		Placebo (n=18)
Median Baseline EASI	37.5		29.6	31.0		34.4
LS mean % EASI score change from Baseline	-62.9	*	-54.9	-81.4	***	-35.5

Post Hoc Analysis (Highest Tertile TARC Subgroup)
	300 mg Q2W (n=16)		150 mg Q2W (n=20)		300 mg Q4W (n=14)		Placebo (n=19)
Median Baseline EASI	34.4		27.2		28.1		26.2
LS mean % EASI score change from Baseline	-61.7	**	-63.2	**	-83.0	***	-28.6

*P<0.05, **P<0.01, ***P<0.001 vs placebo

Baseline EASI tertiles: Low: ≤ 18.4, Mid: >18.4 and ≤26.4, High: >26.4

Baseline TARC tertiles: Low: ≤ 116 pg/mL, Mid: >116 pg/mL and ≤291 pg/mL, High: >291 pg/mL

•

Higher treatment discontinuation rates particularly in the active treatment arms (13%–19%) were observed versus those of prior anti-IL-4Rα Phase 3 trials (6.3–9.5%). The vast majority of the discontinuations in the Phase 2b study were due to patients withdrawing consent or patients being lost to follow-up, and it is likely that movement restrictions related to the COVID-19 pandemic contributed to the higher observed rates. None of the discontinuations in our Phase 2b study were attributable directly to COVID-19 infection.

These additional analyses demonstrate that the significant treatment benefit seen in the primary analyses for CBP-201 are markedly higher in patients with higher baseline AD disease severity based on EASI score and TARC or CCL17. These findings demonstrate that CBP-201 has the potential to show a superior efficacy profile against current IL-4Rα antibody therapy in future studies of patients with higher baseline disease severity.

CBP-201 Global Phase 2b Clinical Trial Design

The global Phase 2b clinical trial enrolled 226 patients (ages 18–75 years) throughout the United States, China, Australia and New Zealand. Patients were randomized to one of three CBP-201 treatment groups or the placebo group. The CBP-201 treatment groups all received a 600 mg loading dose on Day 1 and then received 300 mg Q2W, 150 mg Q2W or 300 mg Q4W. The treatment period was 16 weeks, and all patients were followed for an additional period of 8 weeks. CBP-201 and placebo were administered via SC injection.

The primary efficacy endpoint was percentage reduction in the EASI score from baseline to Week 16 for each CBP-201 group compared with the placebo group; the key secondary endpoints were the proportion of patients with an IGA score 0 or 1 and a reduction of ≥2 points at Week 16; the proportion of patients achieving EASI-50, EASI-75 or EASI-90 from baseline at Week 16; and change from baseline to Week 16 in weekly average PP-NRS. Safety assessments included reported AEs, vital signs, physical examinations and injection site changes; laboratory and electrocardiogram evaluations; and the number of patients displaying anti-drug antibodies.

In the coming months, the Company intends to discuss the CBP-201 data with the FDA and other health authorities and seek feedback on its planned Phase 3 trial program in adult patients with moderate-to-severe AD. The Company plans to commence enrollment in the second half of 2022.

The information in the paragraphs above under “Information Contained in this Report on Form 6-K” in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-254524).

On January 5, 2022, the Company issued the press release attached hereto as Exhibit 99.1, which is incorporated herein by reference.

Also on January 5, 2022, the Company provided an update to its corporate presentation by posting the presentation to the Company’s website, www.connectbiopharm.com. This presentation is also attached hereto as Exhibit 99.2. The Company plans to use its website to disseminate future updates to its corporate presentation and does not intend to furnish a Form 6-K alerting investors each time the presentation is updated.

The information set forth in the paragraph above shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, whether made before or after the date hereof, except as expressly provided by specific reference in such a filing.

The furnishing of the attached press release and corporate presentation is not an admission as to the materiality of any information therein. The information contained in the press release and the corporate presentation is summary information that is intended to be considered in the context of more complete information included in the Company’s filings with the Securities and Exchange Commission (the “SEC”) and other public announcements that the Company has made and may make, by press release or otherwise, from time to time. The Company undertakes no duty or obligation to update or revise the information contained in this report, although it may do so from time to time as its management believes is appropriate. Any such updating may be made through the filing or furnishing of other reports or documents with the SEC, through press releases, by updating its website or through other public disclosures.

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated January 5, 2022: Connect Biopharma Reports Detailed Positive Dataset from the Global Phase 2b Trial of CBP-201 in Adult Patients with Moderate-to-Severe Atopic Dermatitis

Exhibit 99.2	Corporate presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 5, 2022		CONNECT BIOPHARMA HOLDINGS LIMITED

	By	/s/ Steven Chan
		Name:	Steven Chan
		Title:	Chief Financial Officer